VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

June 25, 2025

Re: Benchmark Real Estate Investment Fund, LLC

Offering Statement on Form 1-A, as amended

File No. 024-12410

To Whom It May Concern:

On behalf of Benchmark Real Estate Investment Fund, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Daylight Time, on Friday, June 27, 2025, or as soon thereafter as is practicable.

Sincerely,

 /s/ Matthew J. Fox

Matthew J. Fox

CEO and Manager of the Manager, Benchmark Capital Management II, LLC